SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY QUATTOR PARTICIPAÇÕES S.A. INTO  BRASKEM S.A.

Entered into by and between

BRASKEM S.A., publicly-held joint-stock company, with its principal place of business at Rua Eteno nº 1.561, Pólo Petroquímico, City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 42.150.391/0001-70, hereby represented pursuant to its bylaws (“Braskem”); and

QUATTOR PARTICIPAÇÕES S.A., closely-held joint-stock company, with its principal place of business at Avenida Graça Aranha, nº 182, 9º andar, Centro, City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 09.017.802/0001-89, hereby represented pursuant to its bylaws (“Quattor”),

Braskem and Quattor are collectively referred to simply as “Parties”;

WHEREAS:

(i)                 Braskem is a publicly-held company, with a share capital, totally subscribed for and paid up, of seven billion, eight hundred and fifty-one million, nine hundred and twenty-three thousand, two hundred an eight reais and twenty-three centavos (R$ 7,851,923,208.23), divided into seven hundred and eighty million, eight hundred and thirty-two thousand, four hundred and sixty-five (780,832,465) shares, of which four hundred and thirty-three million, six hundred and sixty-eight thousand, nine hundred and seventy-six (433,668,976) are common shares, three hundred and forty-six million, five hundred and sixty-nine thousand, six hundred and seventy-one (346,569,671) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares;

(ii)               Quattor, in turn, has a share capital, totally subscribed for and paid up, of two billion, two hundred and two million, one hundred and eleven thousand, five hundred and fifty-one reais and forty eight centavos (R$ 2,202,111,551.48) divided into two hundred and thirty-eight million, six hundred and fifty-three thousand, seven hundred and eighteen (238.653.718) common shares, all registered and without par value, 60% of the voting and total capital being held by Braskem and the other 40% by Sistema Petrobras, as defined below;

(iii)             Quattor, on the date hereof, is the holder, directly or indirectly, of the following corporate interest: (1) 99.3% of the total capital of Quattor Petroquímica S.A.; (2) 75% of the total capital of Rio Polímeros S.A.; (3) 100% of the total capital of Quattor Química S.A.; (4) 33.3% of the total capital of Polibutenos S.A. Industrias Químicas; (5) 100% of the total capital of Mauá Resinas S.A.; (6) 100% of the total capital of Norfolk Distribuidora Ltda.; (7) 100% of the total capital of Commom Industries Ltd.; (8) 100% of the total capital of Norfolk Trading S.A.; (9) 100% of the total capital of Quattor Petroquímica Ltd.; and (10) 1.24% of the total capital of Cetrel S.A. – Empresa de Proteção Ambiental;

(iv)             Braskem, Odebrecth S.A. (“Odebrecht”), Odebrecht Serviços e Participações S.A. (“OSP”), Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), Petrobras Química S.A. – Petroquisa (“Petroquisa”, jointly with Petrobras, “Sistema Petrobras”), and Unipar – União de Industrias Petroquímicas S.A. (“Unipar”), on January 22, 2010, entered into an investment agreement (“Investment Agreement”), through which, among other things, the merger of Quattor’s shares into Braskem was agreed, upon the increase of Braskem’s capital for the accounting equity value of the shares issued by Quattor that are not directly held by Braskem on the date of the merger, to be subscribed by Quattor’s shareholders, except for Braskem, with the issuance of new common shares by Braskem;

(v)               with the merger of Quattor’s shares into Braskem, pursuant to article 252 of Law No. 6.404/76 (“Corporations Law”), Quattor shall become a wholly-owned subsidiary of Braskem, and Quattor’s shareholders shall receive shares from Braskem, based on the Replacement Ratio set forth herein;

IN WITNESS WHEREOF, the Parties decide to enter into this Protocol and Justification of Merger of Shares (“Protocol and Justification”), pursuant to articles 224, 225, 252 and 264 of the Corporations Law, under the following terms and conditions:

CLAUSE ONE – PROPOSED TRANSACTION AND JUSTIFICATION

1.1.      Proposed Transaction. The transaction consists of the merger of all of the shares issued by Quattor into Braskem, with the subsequent conversion of Quattor into a wholly-owned subsidiary of Braskem, under article 252 of the Corporations Law (“Merger of Shares” or “Transaction”).

1.1.1.   As a result of the Merger of Shares, Quattor’s shareholders shall receive, to replace the shares issued by Quattor held by them, common shares issued by Braskem, according to the Replacement Ratio set forth in Clause 2.1 below.

1.2.            Justification of the Merger of Shares. The Transaction is being carried out under the terms established in the Investment Agreement, and it seeks (i) to increase Braskem’s and Quattor’s and their respective controlled companies’ and subsidiaries’ competitiveness and efficiency, so that they may face the competition from international companies; (ii) to foster the creation of value for Braskem, through the accomplishment of additional synergies, (iii) to simplify Braskem’s and Quattor’s current capital and corporate structure, through the migration of Quattor’s current shareholders to Braskem; and (iv) concentrate and increase the interest of Sistema Petrobras in Braskem.

CLAUSE TWO – REPLACEMENT RATIO

2.1. Replacement Ratio. As a result of the Merger of Quattor’s Shares, 0,188558631820 common share issued by Braskem shall be attributed to each one (1) common share issued by Quattor (“Replacement Ratio”). Possible fractions of Braskem’s shares resulting from the replacement ratio shall be disregarded and the respective shares shall not be issued.

2.2.   Criteria used to Determine the Replacement Ratio. The Replacement Ratio set forth above was supported by Braskem’s and Quattor’s economic values calculated according to the criteria of cash flow discounted, in Braskem’s case, from Quattor Participações S.A., Quattor Petroquímica S.A. and Rio Polímeros S.A., and according to the multiple criteria of transactions of comparable companies, in the case of IQ Soluções e Química S.A., Polibutenos S.A. Indústrias Químicas and Quattor Química S.A., according to evaluations previously elaborated in an independent manner by Banco Bradesco BBI S.A., a financial institution enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 06.271.464/0073-93, with its principal place of business at Av. Paulista nº 1.450, 8º andar, City and state of São Paulo (“Bradesco BBI”) on the base date of September 30, 2009, which can be found in Exhibit I hereto (“Economic and Financial Appraisal”). The choice and retainment of Bradesco BBI shall be ratified by the shareholders of Braskem and Quattor.

CLAUSE THREE- CRITERIA FOR THE EVALUATION OF BRASKEM’S AND QUATTOR’S SHARES

3.1.   Economic Appraisal. Banco Bradesco BBI appraised Braskem and Quattor, under the terms described in Clause 2.1 above, in order to determine the Replacement Ratio.

3.2.   Equity Appraisal. The shares issued by Quattor have been appraised based on their equity value, pursuant to an appraisal report especially prepared on the base date of March 31, 2010 (“Base Date of the Merger of Shares”), and, for purposes of equity accounting on Quattor’s endeavors, the balance sheet of such endeavors on the same date was used. In compliance with the legal requirements, the expert company PricewaterhouseCoopers Auditores Independentes, established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, secondarily registered in the Regional Accounting Board of the State of Rio de Janeiro under No. CRC2SP000160/O-5”F” RJ (“PWC”) was chosen to evaluate the shares issued by Quattor. The choice and retainment of PWC must be ratified by Braskem’s and Quattor’s shareholders. As set forth in the appraisal report in Exhibit II hereto (“Equity Report”), the shares issued by Quattor were appraised, on the Base Date of the Merger of Shares, on R$ 2.088343486.

3.3.   Appraisal of Braskem’s and Quattor’s shares in Compliance with Article 264 of the Corporations Law. As permitted in article 264 of the Corporations Law, Braskem and Quattor requested from the Securities Commission - CVM, on May 6, 2010, that the Economic and Financial Appraisal Report of Braskem and Quattor which served as basis for the determination of the Replacement Ratio, is used in order to comply with the provisions of the main section of article 264 of the Corporations Law. The managements shall proceed according to CVM’s determination in a final decision on the matter.

3.4.   In compliance with the provisions in articles 12 and 13 of CVM Ruling No. 319/99, the financial statements that served as a basis for the Transaction have been audited by (i) KPMG Auditores Independentes, a company established in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 57.755.217/0001-29, originally registered in the Regional Accounting Board of the State of São Paulo and secondarily registered in the State of Bahia under No. CRC 2SP014428/O-6-S-BA, in Braskem’s case; and (ii) PWC, in Quattor’s case. Such financial statements, the date base of which is December 31, 2009, shall be used to calculate the possible share refund amount resulting from the exercise of the right to withdraw related to the Merger of Shares.

CLAUSE FOUR - SHARES OF A COMPANY HELD BY THE OTHER AND TREASURY SHARES

4.1.   Treatment of the Shares of a Company held by the Other. As of the date hereof, there are no shares issued by Braskem held by Quattor; however, Braskem holds 143,192,231 common shares issued by Quattor, which shall remain held by Braskem.

4.2.   Treatment of the Treasury Shares. Quattor does not have treasury shares issued by itself.

CLAUSE FIVE – INCREASE OF BRASKEM’S SHARE CAPITAL

5.1.   Increase of Braskem’s Share Capital. The Merger of Shares shall result in an increase of Braskem’s share capital and surplus in the total amount of one hundred and ninety-nine million, three hundred and fifty-six thousand, three hundred and seventy-four reais and ninety-seven centavos (R$ 199,356,374.97), of which one hundred and sixty-four million, seven hundred and forty-three thousand, five hundred and eighty-six reais and twenty-four centavos (R$ 164,743,586.24) shall go to the share capital and thirty-four million, six hundred and twelve thousand, seven hundred and eighty-eight reais and seventy-two centavos (R$ 34,612,788.72) to the capital reserve, to be subscribed and paid up by Quattor’s shareholders. Pursuant to the Replacement Ratio defined in Clause 2.1, eighteen million, and eighty-seven (18,000,087) new common shares, registered and without par value, shall be issued by Braskem (“Shares”).

5.2.   Braskem’s share capital after the Transaction. As a result of the aforementioned capital increase, Braskem’s share capital shall be of eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four reais and forty-seven centavos (R$ 8,016,666,794.47) represented by 451,669,063 common shares, 346,569,671 class “A” preferred shares and 593,818 class “B” preferred shares, registered and without par value, so that Article 4 of Braskem’s bylaws shall have the following wording: “Article 4 – The Share Capital is of eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four reais and forty-seven centavos (R$ 8,016,666,794.47), divided into seven hundred and ninety-eight million, eight hundred and thirty-two thousand, five hundred and fifty-two (798.832.552) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand, and sixty-three (451.669.063) are common shares, three hundred and forty-six million, five hundred and sixty-nine thousand, six hundred and seventy-one (346.569.671) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

5.3.   The Shares shall be paid up with the common shares issued by Quattor, at accounting equity value, and attributed to Sistema Petrobras, pursuant to the Replacement Ratio mentioned in Clause 2.1.

CLAUSE SIX – TYPE AND CHARACTERISTICS OF BRASKEM SHARES TO BE DELIVERED TO QUATTOR SHAREHOLDERS

6.1.   The shareholders of Quattor (except for Braskem) shall receive common shares issued by Braskem in a number established on the basis of the Replacement Ratio set out in clause 2.1 above. The common shares issued by Braskem due to the Merger of Shares shall grant the same rights granted by other common shares of Braskem, including the full receipt of dividends and/or interest on the equity capital declared by Braskem from the date in which Merger of Shares is approved.

CLAUSE SEVEN – RIGHT TO WITHDRAW AND SHARE REFUND AMOUNT

7.1.   Right to Withdraw of the Shareholders of Braskem. Pursuant to the provisions in articles 137 and 252, paragraphs 1 and 2 of the Corporation Law, the holders of common shares and class “B” preferred shares of BRASKEM which dissent from the resolution approving the Transaction shall be ensured the right to withdraw. Although the shareholders of Quattor have the right to withdraw in the Merger, it is not expected from any shareholder of Quattor the exercise such right.

7.1.1. The holders of class “A” preferred shares of Braskem shall not have the right to withdraw due to the class “A” preferred shares liquidity and dilution in the market.

7.1.2. Payment of the refund by BRASKEM shall be conditioned by the execution of the Transaction, as established in article 230 of the Corporation Law, and shall be made after lapse of the legal timeframe for exercise of the right to withdraw. Refund of the amount of the shares shall only be assured in relation to the shares provably held by the shareholder, on January 22, 2010, before the market opening, on the date of publication of the Material Fact which informed the market about the Merger of Shares, pursuant to article 137, paragraph 1 of the Corporation Law.

7.2            Refund Amount for the BRASKEM Shareholders. The shareholders who do not agree with Braskem’s meeting approving the Merger of Shares, holders of common shares and class “B” preferred shares, shall be entitled to a refund related to their shares, in the equity amount of R$9.15237722 per share, according to the latest balance sheet of BRASKEM drawn up on December 31, 2009.

7.3    Taking into consideration, pursuant to Clause 7.1 above, it is not expected that the shareholders of Quattor will exercise their right to withdraw in connection with the Merger of Shares, it is not expected that they will exercise this option set forth in article 264, paragraph 3 of the Corporation Law.

CLAUSE EIGHT – APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETINGS OF BRASKEM AND QUATTOR

8.1.   General Meetings. For the implementation of the Merger of Shares, the respective Extraordinary General Meetings of the shareholders of Braskem and Quattor shall be held.

CLAUSE NINE – MISCELLANEOUS

9.1.   No Succession. After the implementation of the Merger of Shares, Braskem shall not absorb the properties, rights, assets, obligations and liabilities of Quattor, which shall continue to exist for all legal purposes and effects, and shall keep the entirety of its corporate entity, without any succession of the mergee by the mergor.

9.2.   Documents Available to the Shareholders. According to the provisions in article 3 of CVM Ruling No. 319/99, all the documents mentioned in this Protocol and Justification shall be available to the shareholders of Braskem and Quattor as from the date of publication of the call notice for the Extraordinary General Meeting of Braskem and may be consulted at the following addresses: at the headquarters (as informed in the preamble hereof) and BRASKEM’s website (www.braskem.com.br/ri), the Securities Commission  – CVM and the São Paulo Stock Exchange – BM&FBOVESPA.

9.3.      Transaction’s Costs. It is estimated that the total cost for the Merger of Shares shall be of three million reais (R$ 3,000,000.00), including expenses with publications, issuance of appraisal reports and economic and financial appraisals, auditors, appraisers, advisers and attorneys fees, national or foreign, and other expenses in connection therewith.

9.4.   Treatment of Future Equity Variation. Since it refers to the Merger of Shares, all equity variation shall be registered in the accounting book of the company which presented such variation, as both shall survive the Transaction.

9.5.   Notice of the Merger of Shares to Authorities. The transactions agreed to in the Investment Agreement, including the Merger of Shares, were duly notified to the Administrative Council for Economic Defense [Conselho Administrativo de Defesa Econômica – CADE]. Any other communication to be provided in connection with the Merger of Shares shall be submitted to the competent governmental authorities under the applicable law.

9.6 Effectiveness of Valid Clauses. If any clause, provision, term or condition of this Protocol and Justification is deemed to be invalid or ineffective, the other clauses, provisions, terms and conditions that were not affected by such invalidity or ineffectiveness shall remain unaffected, and the valid and effective portion of this Protocol and Justification shall remain in full force.

9.7.   Jurisdiction. The parties elect the Court of the Judicial District of Camaçari, State of Bahia, to settle all matters arising out of this Protocol and Justification, to the exclusion of any other court, however privileged it might be.

IN WITNESS WHEREOF, the parties sign this Protocol and Justification in two (2) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo, June 02, 2010

BRASKEM S.A.	QUATTOR PARTICIPAÇÕES S.A.

Witnesses:

Name: ID:	Name: ID:

EXHIBIT I

ECONOMIC AND FINANCIAL APPRAISAL REPORT

EXHIBIT II

EQUITY APPRAISAL REPORT

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.